Exhibit 16.1

July 18, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 11, 2008, to be filed by our former client, the I.C. ISAACS Company, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm, except that our audit report on the Company’s financial statements for the year ended December 31, 2007 was unqualified, but included an explanatory paragraph expressing significant doubt about the Company’s ability to continue as a going concern.

Very truly yours,

/s/ BDO Seidman, LLP

BDO Seidman, LLP